Filed Pursuant to Rule 253(g)(2)

File No. 024-10686

CNOTE GROUP, INC.

SUPPLEMENT NO. 4 DATED JANUARY 26, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 28, 2017

 This supplement (“Supplement No. 4”) supplements, and should be read in conjunction with, the offering circular of CNote Group, Inc., dated August 28, 2017, as qualified on August 28, 2017 (as previously supplemented, the “Offering Circular”). Unless otherwise defined herein, capitalized terms used in this Supplement No. 4 shall have the same meanings as set forth in the Offering Circular.

The purpose of this Supplement No. 4 is to: (1) change the interest rate paid on the CNote Notes and (2) change the amount of the Closing Threshold.

Change in Interest Rate

Effective as of the date of this Supplement No. 4, the interest rate paid on the CNote Notes issued on or after the date hereof will be 2.5% per annum, compounded monthly and fixed for the duration of the CNote Notes.

Change in Closing Threshold

Effective as of the date of this Supplement No. 4 and for all CNote Notes issued on or after the date hereof, the Closing Threshold will be $200,000.

Except as expressly set forth herein, the Offering Circular remains unchanged.